This announcement is not an offer to purchase or a solicitation of an offer to sell shares of Common Stock. The Offer is made only by the Offer to Purchase dated July 14, 1999 and the related Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Common Stock in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws.


                        HARRIS & HARRIS GROUP, INC.
                           One Rockefeller Plaza
                          New York, New York 10020


            Notice of Offer to Purchase for Cash up to 1,100,000
                       of Its Issued and Outstanding
                 Shares of Common Stock at $1.63 Per Share


                THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT 12:00 MIDNIGHT, EASTERN DAYLIGHT
           TIME ON AUGUST 11, 1999, UNLESS THE OFFER IS EXTENDED.


 Harris & Harris Group, Inc. (the "Company") is offering to purchase up to 1,100,000 of its issued and outstanding shares of common stock, par value $0.01 per share ("Common Stock"), at a price equal to $1.63 per share as of 12:00 Midnight, Eastern Daylight time (provided at least 700,000 shares of Common Stock are duly tendered), on the date the Offer expires, subject to the terms and conditions set forth in the Offer to Purchase dated July 14, 1999, and the related Letter of Transmittal (which together constitute the "Offer"). The Offer will expire on August 11, 1999, subject to the right of the Board of Directors of the Company to extend the Offer. The Board of Directors does not currently intend to extend the Offer. The Common Stock is currently traded on the Nasdaq National Market ("Nasdaq") under the symbol "HHGP." The closing price per share of Common Stock on June 30, 1999 was $1.78. The Company determines the net asset value per share on a quarterly basis. On June 30, 1999 the net asset value per share of Common Stock was $2.35. The purpose of the Offer is to provide additional liquidity to stockholders and to further the Company's investment objective, as described in the Offer to Purchase.

 The Company will not purchase any shares of Common Stock unless a minimum of 700,000 shares of Common Stock are duly tendered prior to the expiration of the Offer. If more than 1,100,000 shares of Common Stock are duly tendered prior to the expiration of the Offer, the Company presently intends to, assuming no changes in the factors originally considered by the Board of Directors when it determined to make the Offer and the other conditions set forth in the Offer, purchase shares on a pro rata basis.

 Shares of Common Stock tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, Eastern Daylight time, on August 11, 1999, or such later time and date to which the Offer is extended and, if not yet accepted for payment by the Company, shares of Common Stock may also be withdrawn after 12:00 Midnight, Eastern Daylight time, on September 9, 1999.

 The information required to be disclosed by paragraph (d)(1) of Rule 13E-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

 The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

 Each stockholder tendering shares of Common Stock will be required to submit a check in the amount of $25.00 payable to The Bank of New York (the "Depositary") which will help defray the costs associated with effecting the Offer.

 Copies of the Offer to Purchase and the Letter of Transmittal will be furnished promptly to stockholders at no expense to stockholders. Stockholders who do not own shares of Common Stock directly may also obtain such information from their broker, dealer, commercial bank, trust company or other nominee and are required to tender their shares of Common Stock through such firm. Question and requests for assistance, or for copies of the Offer to Purchase, the Letter of Transmittal and any other tender offer documents, may be directed to the Depositary, at the Depositary's mailing address and at the telephone number below between the hours of 9:00 a.m. and 5:00 p.m., Eastern Daylight time, Monday through Friday, except holidays.

                     Depositary:    THE BANK OF NEW YORK
                                    Tender and Exchange Department
                                    P.O. Box 11248
                                    Church Street Station
                                    New York, New York 10286-1248
 July 14, 1999                      Telephone: 800.507.9357